UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON DECEMBER 12th, 2022

DETAILLED VOTING STATEMENT

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and to the market in general, pursuant to the Brazilian Securities Commission (Comissão de Valores Mobiliários) No. 81, dated March 29, 2022, the DETAILLED VOTING STATEMENT for the Extraordinary General Meeting, held on December 12, 2022 (Annex 1).

Rio de Janeiro, December 15th, 2022.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 1

DETAILLED VOTING STATEMENT

Participant	Number of Votes	Resolutions
		1	2
13066	828.435	A	A
33814	29.000	A	A
14623	457.164	A	A
29203	1.244.600	C	A
29394	565.900	A	A
08676	25.600.000	A	C
09243	4.800.000	A	A
08676	1.600.000	A	A
08677	17.600.000	A	A
08677	30.400.000	A	A
13429	5.908	A	A
07496	18.101	A	A
05987	1.138.900	A	A
21509	444.355	A	A
97538	67.661	A	A
19473	684.300	A	A
10205	760	A	A
44364	500.000	A	A
39834	42.682	A	A
39332	558.149	A	A
38026	23.897	A	A
13608	128.015	A	A
42288	276	A	A
40634	6.193	A	A
15182	177.134	A	A
15862	147.659	A	A
31874	21.838	A	A
29726	24.113	A	A
34081	42.411	A	A
36327	9.771	A	A
37124	744	A	A
41423	11.804	A	A
34687	171.737	A	A
13950	1.161.254	A	A
28888	82.344	A	A
07670	12.500	A	A
10975	113.600	A	A
15231	1.100	A	A
32106	12.600	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
97538	382.100	A	A
97538	89.200	A	A
13568	136.202	A	A
03897	83.700	A	A
23732	199.500	A	A
17056	371.792	A	A
39240	25.700	A	A
12823	388.500	A	A
09635	901.150	A	A
23824	1.937.453	A	A
40147	1.858.862	A	A
22896	1.555.300	A	A
97539	1.189.452	A	A
27866	90.877	A	A
27624	205.695	A	A
39497	470.790	A	A
30812	415.087	A	A
27866	53.960	A	A
37113	40.012	A	A
37113	15.534	A	A
32556	70.450	A	A
27624	1.655.463	A	A
08520	126.231	A	A
17875	630.492	A	A
12525	33.076	A	A
07345	27.000	A	A
34448	230.300	A	A
29183	118.400	A	A
04609	176	A	A
03394	105.227	A	A
10583	85.935	A	A
21186	18.000	A	A
03473	2.600	A	A
07187	9.500	A	A
21052	335.018	A	A
17488	4.055	A	A
07187	23.970	A	A
35845	9.835	A	A
21347	3.400	A	A
03833	36.100	A	A
08757	44.300	A	A
10638	2.800	A	A
42469	22.083	A	A
04088	3.800	A	A
02863	323.125	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
44315	74.943	A	A
07667	4.360	A	A
33033	46.790	A	A
05589	38.274	A	A
05589	13.900	A	A
09564	99.600	A	A
39600	3.400	A	A
05589	119.015	A	A
01496	34.200	A	A
12086	44.500	A	A
10809	72.450	A	A
30453	31.579	A	A
09089	201.500	A	A
42013	303.954	A	A
08913	5.817	A	A
14816	816.598	A	A
37967	295.382	A	A
37927	12.706	A	A
12976	1.932.033	A	A
21336	150.652	A	A
40428	16.954	A	A
28462	751.543	A	A
18969	226.177	A	A
08623	1.424	A	A
42888	79.439	A	A
42427	93.297	A	A
97539	782.892	A	A
97539	60.641	A	A
05986	3.209.479	A	A
05479	2.060.263	A	A
05987	258.960	A	A
35036	17.588	A	A
14623	414.182	A	A
27866	11.547	A	A
23127	482.000	A	A
11729	109.635	A	A
41941	10.272	A	A
05986	849.506	A	A
05838	13.243	A	A
97539	4.877	A	A
26784	21.875	A	A
26784	2.492	A	A
07506	261.763	A	A
09299	1.818.216	A	A
42448	186.308	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
97539	2.932.285	A	A
97540	75.999	A	A
39882	965.155	A	A
29273	255.187	A	A
97540	507.500	A	A
97539	152.900	A	A
45550	28.588	A	A
15265	110.900	A	A
18030	16.776	A	A
05840	20.608	A	A
26646	2.800	A	A
10419	89.700	A	A
09567	74.500	A	A
43182	255.705	A	A
43740	217.868	A	A
09330	101.000	A	A
13049	327.935	A	A
11227	470.100	A	A
12565	383.647	A	A
09442	1.696	A	A
10381	260.100	A	A
27866	48.359	A	A
27866	2.143.951	A	A
27866	1.147.911	A	A
27866	182.132	A	A
05839	36.748	A	A
17500	6.905	A	A
32203	273.110	A	A
41255	561.100	A	A
17181	26.500	A	A
06885	200.000	A	A
28720	26.009	A	A
09323	104.600	A	A
21287	13.768	A	A
40022	11.400	A	A
31050	98.500	A	A
19808	123.100	A	A
08548	1.171.809	A	A
14012	873.400	A	A
27084	58.400	A	A
14027	342.600	A	A
23874	527.700	A	A
11030	1.322.900	A	A
24779	318.705	A	A
13296	225.767	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
11882	593.034	A	A
17867	35.613	A	A
21290	2.197.630	A	A
13296	312.702	A	A
29256	684.779	A	A
16878	14.396	A	A
07140	14.935	A	A
27036	415.600	A	A
39768	659.400	A	A
36327	105.900	A	A
41012	931.517	A	A
46661	10.827	A	A
19413	1.256.857	A	A
36247	178.574	A	A
18281	561.100	A	A
08857	620.900	A	A
18867	40.313.710	A	A
17934	108.000	A	A
17786	294.100	A	A
17786	218.900	A	A
27866	14.800	A	A
27866	9.591	A	A
27866	1.936	A	A
27866	10.776	A	A
36970	41.085	A	A
21430	4.410	A	A
05987	3.665.200	A	A
08765	50.090.100	A	A
07298	4.000.000	A	A
18858	100.500	A	A
97539	129.508	A	A
41222	203.200	A	A
05839	135.620	A	A
07895	1.563	A	A
32761	35.601	A	A
37514	168.700	A	A
05479	1.495.862	A	A
12604	45.487	A	A
05987	132.800	A	A
07604	11.400	A	A
28360	2.325	A	A
31064	6.200	A	A
97539	24.496	A	A
21141	189.600	A	A
04194	3.978	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
41902	23.600	A	A
42776	73.500	A	A
13136	1.775.200	A	A
09271	1.222.500	A	A
36352	31.700	A	A
35400	444.100	A	A
35806	60.600	A	A
35704	25.200	A	A
11175	58.000	A	A
11228	338.500	A	A
35372	442.800	A	A
35717	1.343.200	A	A
04588	19.958	A	A
41286	96.957	A	A
22011	556.500	A	A
13981	75.372	A	A
39514	9.100	A	A
05501	42022725	A	-
05501	22115	B	-
05501	18115	C	-
05501	42048365	-	A
05501	2990	-	B
05501	11600	-	C
97539	121.600	A	A
40841	103.225	A	A
97539	10.466	A	A
97539	5.455	A	A
10524	840.500	A	A
18149	390.400	A	A
30918	34.600	A	A
41881	43.080	A	A
21962	189.000	A	A
29264	9.170	A	A
44602	3.985	A	A
12094	178.490	A	A
20849	4.500	A	A
09470	92.765	A	A
05479	1.995.925	A	A
06541	192.270	A	A
44692	962.200	A	A
30254	118.100	A	A
42355	36.472	A	A
05839	637.280	A	A
33580	76.800	A	A
20155	11.186	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
97539	1.753.600	A	A
11651	431.700	A	A
26431	384.428	A	A
33968	173.000	A	A
22195	3.455	A	A
42282	875.874	A	A
30769	46.680	A	A
30402	1.391.825	A	A
48200	132.994	A	A
22282	393.757	A	A
28320	407.518	A	A
17488	161.706	A	A
09470	2.548.800	A	A
47610	58.100	A	A
28072	73.773	A	A
08579	230.300	A	A
06943	2.237.700	A	A
97539	173.800	A	A
05839	6.940.100	A	A
09073	464.800	A	A
23794	739.076	A	A
05944	228.700	A	A
06041	1.150.000	A	A
42402	260.920	A	A
44156	4.416	A	A
11490	557.451	A	A
11616	2.825.000	A	A
11616	385.900	A	A
17102	389.195	A	A
18525	449.494	A	A
38287	67.650	A	A
38386	1.219	A	A
17906	116.714	A	A
34286	100.016	A	A
32312	486.568	A	A
39974	62.679	A	A
17248	4.789.888	A	A
15189	70.200	A	A
05839	1.416.200	A	A
26784	10.577	A	A
11458	1.416.165	A	A
23745	454.684	A	A
23745	1.796.552	A	A
11458	986.158	A	A
19341	324.868	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
17288	7.938.247	A	A
31814	23.881	A	A
11458	340.138	A	A
19966	5.396.072	A	A
12365	295.793	A	A
37612	62.600	A	A
08075	30.845	A	A
05840	35.780	A	A
10374	1.057.800	A	A
15154	1.229.100	A	A
42448	3.550.000	A	A
02753	15.972	A	A
39850	323.200	A	A
07345	405.700	A	A
05839	600	A	A
05839	63.900	A	A
09163	844.300	A	A
41272	34.600	A	A
36234	3.392.700	A	A
28679	396.100	A	A
05839	222.355	A	A
05839	11.967	A	A
31692	8.910.300	A	A
11432	500.000	A	A
42921	1.510.700	A	A
42904	13.900	A	A
97540	34.760	A	A
97540	7.000	A	A
32101	111.821	A	A
16908	11.700	A	A
97540	37.515	A	A
11100	1.120.426	A	A
41081	3.800	A	A
05710	28.000.250	A	A
15821	223.800	A	A
13969	705.591	A	A
29726	244.752	A	A
17898	1.596.047	A	A
13549	4.167.732	A	A
35957	262.410	A	A
38281	81.875	A	A
42046	127.408	A	A
44515	4.793	A	A
28757	324.265	A	A
34309	205.341	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Participant	Number of Votes	Resolutions
		1	2
32318	138.857	A	A
32064	10.739.630	A	A
32318	2.495.011	A	A
07279	104.634	A	A
10435	46.280	A	A
16816	152.820	A	A
21281	13.800	A	A
38661	10.250.000	A	A
27866	556.300	A	A
43879	1.188	A	A
24569	10.180	A	A
19244	2.700	A	A
97540	193.220	A	A
24666	87.331	A	A
97540	216.778	A	A
13362	32.200	A	A
07820	104.809	A	A
05987	121.700	A	A
05985	200.010	A	A
05987	6.635.372	A	A
97540	51.900	A	A
22896	75.600	A	A
34708	167.800	A	A
11083	46.260	A	A
16990	109.100	A	A
22875	46.500	A	A
05839	2.550.285	A	A
20622	160.400	A	A
23952	11.000	A	A
18830	23.300	A	A
19910	48.700	A	A
05986	1.683.600	A	A
05987	5.100	A	A
07191	417.900	A	A
30489	1.300.100	A	A
97540	10.170.750	A	A
37236	229.100	A	A
09567	217.000	A	A
05840	265.800	A	A
97540	916.500	A	A
09593	780.706	A	A
07516	29.900	A	A
28784	78.300	A	A
46964	329.900	A	A
46964	1.016.500	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

46964	125.400	A	A
46964	514.100	A	A
Participant	Number of Votes	Resolutions
		1	2
46981	1.048.700	A	A
46981	896.996	A	A
46981	568.500	A	A
46981	885.900	A	A
19800	22.700	A	A
23060	68.200	A	A
07846	92.900	A	A
05840	6.805.552	A	A
07990	51.900	A	A
07237	634.700	A	A
07418	723.400	A	A
07536	1.530.221	A	A
07516	480.000	A	A
12241	126.000	A	A
08625	221.418	A	A
12068	580.712	A	A
41423	89.400	A	A
31533	1.376.621	A	A
35957	25.917	A	A
31493	2.169.874	A	A
34431	371.688	A	A
11410	926.500	A	A
97540	147.100	A	A
29322	11.062.647	A	A
31240	148.600	A	A
35693	5.088.500	A	A
32329	458.085	A	A
41199	6.400	A	A
05840	1.533.000	A	A
37113	80.000	A	A
26311	29.500	A	A
97540	10.218.758	A	A
09559	481.405	A	A
30066	11.700	A	A
13368	2.676.800	A	A
30042	42.109	A	A
13709	264.700	A	A
25271	5.531	A	A
25271	20.615	A	A
24630	37.936	A	A
14541	85.429	A	A
06046	1.396.740	A	A
01789	4.743	A	A

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

07672	23.750	A	A
26370	42.681	A	A
Participant	Number of Votes	Resolutions
		1	2
28320	45.652	A	A
05092	70.058	A	A
09087	115.058	A	A
04745	343.268.890	A	A
21273	544.987	A	A
10798	37.584	A	A
11704	50.000.000	A	A
31591	66.496	A	A
19449	3.482	A	A

Legend
A	Approve
B	Reject
C	Abstain

Resolution 1 – Approval of the amendment of Article 8 of the Company’s Bylaws to include as competence of the Meeting the approval of transactions with related parties, which individual or aggregated value during the course of a fiscal year exceeds R$100,000,000.00 (one hundred million reais), updated annually by the variation of the Consumer Price Index (IPCA), calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, provided that the shareholders interested in the transaction must refrain from voting.

Resolution 2 - Approval of the consolidation of the Company’s Bylaws to reflect the changes abovementioned, as well as to reflect in Article 4 the capital increases approved by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.